August 12, 2021

Via edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Eric McPhee
Isaac Esquivel
Ronald E. Alper
Maryse Mills-Apenteng

Re:	SilverBox Engaged Corp II Draft Registration Statement on Form S-1

CIK 0001859686

Ladies and Gentlemen:

On behalf of SilverBox Engaged Corp II, a Delaware corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter from the Staff dated July 27, 2021 (the “Comment Letter”), relating to the Company’s draft Registration Statement on Form S-1 confidentially submitted to the Commission via EDGAR on June 22, 2021 (as amended, the “Draft Registration Statement”).

To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below and have followed the comment with the Company’s response thereto.

Capitalization Table, page 79

We note that you are offering 10,000,000 shares of Class A common stock as part of your initial public offering of units, but footnote 3 suggests you will show less than all 10,000,000 shares of Class A common stock subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99- 3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the holder, in concluding that all 10,000,000 shares of Class A common stock were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

The Company acknowledges the foregoing comment from the Staff. In making its accounting conclusion, the Company considered ASC 480-10-S99-3A, which requires preferred securities (and other redeemable equity securities by analogy) that are redeemable for cash or other assets to be classified outside of permanent equity if the preferred securities are redeemable either, (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder or (3) upon the occurrence of an event that is not solely within the control of the issuer.

U.S. Securities and Exchange Commission
August 12, 2021

The Company believes the treatment presented in the Draft Registration Statement is correct because not all shares are subject to possible redemption at the option of the holder as discussed below.

As disclosed in the Draft Registration Statement, in particular on page 146 in the last paragraph under the caption “Description of Securities – Our Amended and Restated Certificate of Incorporation,” prior to the consummation of the offering, the Amended and Restated Certificate of Incorporation of the Company will provide that under no circumstances will the Company redeem or repurchase its shares of Class A common stock in an amount that would cause the Company's net tangible assets to be less than US$5,000,001.

This limitation binds both the Company and the holders of the Company’s issued and outstanding shares of Class A common stock. The Company cannot redeem its shares of Class A common stock in violation of this limit, and, in the event all holders of such shares of Class A common stock were to seek the redemption of such shares, the Company would have to limit the redemption to meet this limitation. As required by Regulation S-K under the Securities Act of 1933, this limitation is disclosed throughout the Draft Registration Statement. Therefore, the Company presents $5,000,001 of the value of the redeemable shares of Class A common stock in the permanent equity of the capitalization table to reflect the redemption limitation.

The Company will file its form of Amended and Restated Certificate of Incorporation with its next confidential submission or its initial public filing.

*****

Should any member of the Staff have any questions or comments concerning this response, or desire any further information or clarification in respect of the Draft Registration Statement, please do not hesitate to contact the undersigned at (213) 683-6188. Thank you for your assistance.

Very truly yours,

/s/ Jonathan Ko

Jonathan Ko

of Paul Hastings LLP

cc: Stephen F. Kadenacy, SilverBox Engaged Corp II